TICKET CORP.
                     9625 Mission Gorge Road, Suite B2 #318
                                Santee, CA 92071
                          e-mail: ticketcorp1@yahoo.com
                    Telephone (775)352-3936 Fax (775)201-8190
--------------------------------------------------------------------------------

                                                                     May 7, 2014

Via EDGAR

Mr. John Dana Brown
Ms. Theresa Messinese
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket Corp.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed February 19, 2014
    File No. 333-187544

Dear Mr. Brown and Ms. Messinese:

In response to your letter of February 26, 2014 regarding the Company's Amended Registration Statement on Form S-1 filed February 19, 2014 we have further amended the Registration Statement and provide this cover letter to identify the changes made.

DESCRIPTION OF OUR BUSINESS, PAGE 18

PRINCIPAL PRODUCTS OR SERVICES AND THEIR MARKETS, PAGE 18

     1. The company intends to record when new event tickets will be on sale and utilize out software to allow us to track and analyze ticket pricing trends in order to purchase tickets as close as possible at their lowest purchase point.

DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES, PAGE 22

     2. The use of Barcode scanning is common on smart phones and is in regular use by businesses. Examples include major ticket and retail business such as Starbucks and Amtrak. A quick reference for expanding use of Barcode scanning may be found at "wikipedia.org". Smart phone users may download tickets or purchase and store tickets for various events using "Passbook(R))". Two examples of venues currently using smart phone barcode scanned tickets are the Oracle Arena in Oakland California and AT&T Park in San Francisco California.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 27

OUR PLAN FOR THE NEXT 12 MONTHS, PAGE 27

     3. The results were positive and demonstrated the application is feasible. We intend to complete the software programming and release the application in July 2014.

We acknowledge and understand that the company and management are responsible for the accuracy and adequacy of the disclosures made in our filings. The company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Russell Rheingrover
-----------------------------------
Russell Rheingrover
President & Director


                                       2